UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SpringBig Holdings, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

85021Q 108
(CUSIP Number)

Jeffrey Harris
621 NW 53rd Street, Ste. 260
Boca Raton, Florida, 33487
Tel: (800) 772-9172
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85021Q 108

1	NAMES OF REPORTING PERSONS
Jeffrey Harris(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,350,970 (2)

	8	SHARED VOTING POWER
4,743,120

	9	SOLE DISPOSITIVE POWER
3,350,970 (2)

	10	SHARED DISPOSITIVE POWER
4,743,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,094,090 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This Schedule 13D is filed by Jeffrey Harris (“Mr. Harris”) and Medici Holdings V, Inc. (“Medici Holdings”, and together with Mr. Harris, the “Reporting Persons” and each a “Reporting Person”). Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.

(2)
Includes 2,133,333 shares of Common Stock issuable to Mr. Harris upon conversion of 8% Senior Secured Convertible Promissory Notes due 2026 in the aggregate principal amount of $320,000 issued to Mr. Harris in a private placement pursuant to a note purchase agreement entered into by the Issuer and Mr. Harris and other purchasers party thereto, on January 23, 2024 (the “Convertible Notes”). The Convertible Notes are convertible into common stock at the option of the holders at any time prior to the last business day immediately preceding the maturity date at a conversion price of $0.15 per share, subject to adjustment.

(3)
Percentage ownership calculation is based on 44,053,502 shares of Common Stock outstanding as of November 12, 2023, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended September 30, 2023, filed on November 13, 2023 (the “Quarterly Report”), plus (i) 265,365 shares of Common Stock issuable upon the exercise of options by Mr. Harris and (ii) 2,133,333 shares of Common Stock issuable to Mr. Harris upon conversion of all of the Convertible Notes directly owned by Mr. Harris (without giving effect to any accrued and unpaid interest of 8% per annum that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date).

1	NAMES OF REPORTING PERSONS
Medici Holdings V, Inc.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,743,120

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,743,120

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,743,120

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This Schedule 13D is filed by Mr. Harris and Medici Holdings. Medici Holdings is an estate planning vehicle through which Mr. Harris shares ownership with family members of Mr. Harris and for which Mr. Harris may be deemed to have investment discretion and voting power.

(2)	Percentage ownership calculation is based on 44,053,502 shares of Common Stock outstanding as of November 12, 2023, as reported in the Quarterly Report.

This Amendment No. 3 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2022, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on June 7, 2023 and Amendment No. 2 to the Schedule 13D filed with the SEC on July 6, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is amended to add the following text:

On January 23, 2024, Mr. Harris purchased $320,000 in aggregate principal amount of Convertible Notes in cash paid from personal funds.
Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) – (b) As of the date hereof, Mr. Harris beneficially owns 8,094,090 shares of Common Stock, which represents approximately 17.4% of the Common Stock issued and outstanding. This beneficial ownership consists of (a) 952,272 shares of Common Stock owned outright, (b) 4,743,120 shares held by Medici Holdings, (c) 265,365 shares of Common Stock underlying fully vested stock options and (d) 2,133,333 shares of Common Stock of the Issuer issuable to Mr. Harris upon conversion of the Convertible Notes. With respect to Mr. Harris, the ownership percentage reported is based on a denominator that is the sum of (i) 44,053,502 shares of Common Stock outstanding as of November 12, 2023, as reported in the Quarterly Report, (ii) 265,365 Common Shares issuable upon the exercise of options by Mr. Harris and (iii) 2,133,333 shares of Common Stock issuable to Mr. Harris upon conversion of all of the Convertible Notes directly owned by Mr. Harris (without giving effect to any accrued and unpaid interest of 8% per annum that is payable by adding such interest to the outstanding amount owing under the Convertible Notes at the next semi-annual interest payment date).

As of the date hereof, Medici Holdings beneficially owns 4,743,120 shares of Common Stock, which represents approximately 10.8% of the Common Stock issued and outstanding, based on 44,053,502 shares of Common Stock outstanding as of November 12, 2023, as reported in the Quarterly Report.

(c) Other than as disclosed in this Amendment, each Reporting Person has not effected any transactions in the shares during the past 60 days.

(d) To the best knowledge of each Reporting Person, no person other than such Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

This Amendment adds the text set forth following the last paragraph in Item 6:

Convertible Notes

On January 23, 2024 (the “Closing Date”), the Issuer entered into a note purchase agreement (the “Note Purchase Agreement”) that provided for, among other things, the sale of up to a total of $6.4 million of Convertible Notes in a private placement with Mr. Harris and the other purchasers party thereto (the “Purchasers”).  Mr. Harris purchased an aggregate principal amount of $320,000 of Convertible Notes pursuant to the Note Purchase Agreement.  The Convertible Notes were issued on the Closing Date and mature two years after the date of issuance and are convertible into shares of Common Stock at the option of the holders at any time prior to the last business day immediately preceding the maturity date at a conversion price of $0.15 per share. Interest of 8% per annum is payable by adding such interest to the outstanding amount owing under the Convertible Notes until the earlier of the date of maturity or conversion.

The Convertible Notes are secured against substantially all the assets of the Issuer and rank pari passu with term notes also issued pursuant to the Note Purchase Agreement.  Each material subsidiary of the Issuer guarantees the Convertible Notes and such term notes.  The terms of the Note Purchase Agreement and Convertible Notes contain customary representations and warranties, indemnification, and other covenants of the Issuer and, in the case of the Purchase Agreement, Mr. Harris and the other Purchasers. In addition, under the Purchase Agreement, the Company is required to at all times reserve and keep available at all times in favor of each Purchaser a number of shares of Common Stock equal to the 150% of the number of shares issuable upon conversion of the Convertible Notes as of the Closing Date. The Convertible Notes include customary anti-dilution provisions.

In addition, on the Closing Date, the Issuer entered into the Registration Rights Agreement with Mr. Harris and the other Purchasers (the “Registration Rights Agreement”), pursuant to which the Issuer granted the Purchasers certain registration rights in which the Issuer agreed that, no later than 30 days after the Closing Date, the Issuer shall prepare and file a registration statement (the “Resale Registration Statement”) with the SEC covering the resale of all of the shares of the Common Stock underlying the Convertible Notes. The Company is required to cause such Resale Registration Statement to become effective within 75 days after such filing.

The foregoing summaries of the Convertible Notes, Note Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material To Be Filed As Exhibits.

G.
Senior Secured Convertible Promissory Note of the Issuer, dated as of January 23, 2024 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40049) filed with the Securities and Exchange Commission on January 24, 2024).

H.
Note Purchase Agreement, dated January 23, 2024, by and among the Issuer and the purchasers party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40049) filed with the Securities and Exchange Commission on January 24, 2024).

I.
Registration Rights Agreement, dated January 23, 2024, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-40049) filed with the Securities and Exchange Commission on January 24, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2024

By:	/s/ Jeffrey Harris
Jeffrey Harris

Medici Holdings V, Inc.

BY:	Jeffrey Harris
ITS:	President

By:	/s/ Jeffrey Harris